Statement of Comprehensive Income for three months ended,

(As per IFRS)
In ₹ crore, except share data

Particulars	March 31, 2011	March 31, 2010	Growth (%)	December 31, 2010	Growth % Q4 11 over Q3 11
Revenues	**7,250**	**5,944**	**22.0**	**7,106**	**2.0**
Cost of sales	4,234	3,415	24.0	4,063	4.2
Gross Profit	**3,016**	**2,529**	**19.3**	**3,043**	**(0.9)**
Operational Expenses:					
Selling and marketing expenses	400	333	20.1	393	1.8
Administration expenses	514	407	26.3	503	2.2
Total Operating Expenses	**914**	**740**	**23.5**	**896**	**2.0**
Operating Profit	**2,102**	**1,789**	**17.5**	**2,147**	**(2.1)**
Other Income	415	252	64.7	290	43.1
Profit before income taxes	**2,517**	**2,041**	**23.3**	**2,437**	**3.3**
Income tax expense	699	441	58.5	657	6.4
Net Profit*	**1,818**	**1,600**	**13.6**	**1,780**	**2.1**
Earnings per equity share					
Basic (₹)	**31.82**	**28.02**	**13.6**	**31.15**	**2.2**
Diluted (₹)	**31.82**	**28.00**	**13.6**	**31.14**	**2.2**

Statement of Comprehensive Income for year ended,

(As per IFRS)
In ₹ crore, except share data

Particulars	March 31, 2011	March 31, 2010	Growth (%)
Revenues	**27,501**	**22,742**	**20.9**
Cost of sales	15,916	13,020	22.2
Gross Profit	**11,585**	**9,722**	**19.2**
Operational Expenses:			
Selling and marketing expenses	1,512	1,184	27.7
Administration expenses	1,971	1,628	21.1
Total Operating Expenses	**3,483**	**2,812**	**23.9**
Operating Profit	**8,102**	**6,910**	**17.3**
Other Income	1,211	990	22.3
Profit before income taxes	**9,313**	**7,900**	**17.9**
Income tax expense	2,490	1,681	48.1
Net Profit*	**6,823**	**6,219**	**9.7**
Earnings per equity share			
Basic (₹)	**119.45**	**109.02**	**9.6**
Diluted (₹)	**119.41**	**108.90**	**9.7**

** Includes income from sale of investments in OnMobile Systems Inc., USA of ₹48 crores, net of taxes and transaction costs for the quarter and year ended March 31, 2010.*

Statement of Comprehensive Income for three months ended,

(As per IFRS)
Dollars in millions except share data

Particulars	March 31, 2011	March 31, 2010	Growth (%)	December 31, 2010	Growth % Q4 11 over Q3 11
Revenues	**1,602**	**1,296**	**23.6**	**1,585**	**1.1**
Cost of sales	936	744	25.8	906	3.3
Gross Profit	**666**	**552**	**20.7**	**679**	**(1.9)**
Operational Expenses:					
Selling and marketing expenses	88	73	20.5	88	–
Administration expenses	114	89	28.1	112	1.8
Total Operating Expenses	**202**	**162**	**24.7**	**200**	**1.0**
Operating Profit	**464**	**390**	**19.0**	**479**	**(3.1)**
Other Income	92	55	67.3	65	41.5
Profit before income taxes	**556**	**445**	**24.9**	**544**	**2.2**
Income tax expense	154	96	60.4	147	4.8
Net Profit*	**402**	**349**	**15.2**	**397**	**1.3**
Earnings per equity share					
Basic ($)	**0.70**	**0.61**	**14.8**	**0.69**	**1.4**
Diluted ($)	**0.70**	**0.61**	**14.8**	**0.69**	**1.4**

Statement of Comprehensive Income for year ended,

(As per IFRS)
Dollars in millions except share data

Particulars	March 31, 2011	March 31, 2010	Growth (%)
Revenues	**6,041**	**4,804**	**25.8**
Cost of sales	3,497	2,749	27.2
Gross Profit	**2,544**	**2,055**	**23.8**
Operational Expenses:			
Selling and marketing expenses	332	251	32.3
Administration expenses	433	344	25.9
Total Operating Expenses	**765**	**595**	**28.6**
Operating Profit	**1,779**	**1,460**	**21.8**
Other Income	267	209	27.8
Profit before income taxes	**2,046**	**1,669**	**22.6**
Income tax expense	547	356	53.7
Net Profit*	**1,499**	**1,313**	**14.2**
Earnings per equity share			
Basic ($)	**2.62**	**2.30**	**13.9**
Diluted ($)	**2.62**	**2.30**	**13.9**

** Includes income from sale of investments in OnMobile Systems Inc., USA of $11Million, net of taxes and transaction costs for the quarter and year ended March 31, 2010.*

Revenue by Geographical Segment

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
North America	63.7	64.7	66.1	65.3	65.8
Europe	22.1	21.8	22.5	21.5	23.0
India	2.7	2.2	1.4	2.2	1.2
Rest of the world	11.5	11.3	10.0	11.0	10.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
Services					
Application Development and Maintenance	38.1	38.1	39.6	39.0	41.3
Application Development	*16.1*	*15.6*	16.8	*16.0*	18.0
Application Maintenance	*22.0*	*22.5*	22.8	*23.0*	23.3
Business Process Management	**5.6**	**5.6**	6.2	**5.6**	6.1
Consulting Services and Package Implementation	**25.4**	**25.9**	26.0	**25.5**	24.4
Infrastructure Management	**6.1**	**6.0**	7.2	**6.3**	7.2
Product Engineering Services	**2.4**	**2.6**	1.8	**2.4**	2.2
System Integration	**6.1**	**5.6**	4.5	**5.4**	4.2
Testing Services	**7.3**	**7.6**	6.6	**7.5**	6.4
Others	**3.6**	**3.3**	3.1	**3.4**	4.0
Total services	**94.6**	**94.7**	95.0	**95.1**	95.8
Products	**5.4**	**5.3**	5.0	**4.9**	4.2
Total revenues	**100.0**	**100.0**	100.0	**100.0**	100.0

Revenue by Project Type *

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
Fixed Price	41.0	41.2	39.5	40.3	38.5
Time & Materials	59.0	58.8	60.5	59.7	61.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenue by Industry

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
Insurance, banking & financial	**35.7**	**36.2**	**34.8**	**35.8**	**34.0**
Insurance	*7.2*	*8.4*	*7.7*	*8.1*	*7.7*
Banking & financial services	*28.5*	*27.8*	*27.1*	*27.7*	*26.3*
Manufacturing	**20.4**	**19.6**	**20.2**	**19.6**	**19.8**
Retail	**14.5**	**14.5**	**13.0**	**14.2**	**13.3**
Telecom	**11.9**	**12.5**	**15.3**	**12.9**	**16.1**
Energy & Utilities	**5.8**	**6.1**	**5.8**	**6.1**	**5.9**
Transportation & logistics	**2.1**	**1.8**	**1.8**	**1.9**	**2.0**
Services	**5.2**	**5.0**	**4.9**	**5.1**	**5.0**
Others	**4.4**	**4.3**	**4.2**	**4.4**	**3.9**
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010	Mar 31, 2011	Mar 31, 2010
Number of Clients					
Active	620	612	575	620	575
Added during the period	34	40	47	139	141
Number of million dollar clients					
1 Million dollar +	366	350	338	366	338
5 Million dollar +	187	180	159	187	159
10 Million dollar +	126	121	97	126	97
20 Million dollar +	73	68	59	73	59
30 Million dollar +	53	47	41	53	41
40 Million dollar +	41	39	33	41	33
50 Million dollar +	28	29	26	28	26
60 Million dollar +	24	22	16	24	16
70 Million dollar +	19	17	12	19	12
80 Million dollar +	15	12	10	15	10
90 Million dollar +	11	11	8	11	8
100 Million dollar +	11	11	6	11	6
200 Million dollar +	2	2	1	2	1
Client contribution to revenue					
Top client	4.7%	4.6%	4.6%	4.7%	4.6%
Top 5 clients	15.4%	15.4%	15.8%	15.4%	16.4%
Top 10 clients	24.9%	25.7%	25.8%	25.7%	26.2%
Repeat business	97.0%	97.6%	95.4%	98.0%	97.3%
Account receivables – LTM (in days)	63	62	59	63	59

Effort and Utilization

	Quarter ended			Year Ended	
	Mar 31, 2011 %	Dec 31, 2010 %	Mar 31, 2010 %	Mar 31, 2011 %	Mar 31, 2010 %
Effort					
Onsite	24.6	24.5	22.6	24.2	22.6
Offshore	75.4	75.5	77.4	75.8	77.4
Revenue					
Onsite	49.3	49.3	46.0	49.2	46.1
Offshore	50.7	50.7	54.0	50.8	53.9
Utilization					
Including trainees	68.4	72.6	69.3	72.0	68.1
Excluding trainees	75.2	80.7	77.1	78.9	74.4

Person Months Data

	Quarter ended			Year Ended	
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010	Mar 31, 2011	Mar 31, 2010
Billed – Onsite	**63,060**	**63,259**	**49,347**	**2,41,234**	**1,85,534**
– Offshore	1,92,869	1,95,042	1,69,340	7,57,191	6,36,369
TOTAL	**2,55,929**	**2,58,301**	**2,18,687**	**9,98,425**	**8,21,903**
Non Billable	84,381	61,864	64,942	2,67,200	2,83,246
Trainee	34,123	35,524	31,766	1,21,843	1,01,239
Sales & Support	20,883	20,102	16,672	78,493	68,302
TOTAL	**3,95,316**	**3,75,791**	**3,32,067**	**14,65,961**	**12,74,690**

Consolidated IT Services

	Quarter ended						Year Ended			
	Mar 31, 2011	Sequential growth%	Dec 31 2010	Sequential growth %	Mar 31, 2010	Sequential growth %	Mar 31, 2011	Year on Year growth %	Mar 31, 2010	Year on Year growth %
(Person months)										
Onsite	59,891	(0.2)	59,991	2.3	49,183	5.3	2,31,162	25.3	1,84,535	1.5
Offshore	1,40,853	(2.0)	1,43,685	3.5	1,22,049	5.2	5,55,015	22.6	4,52,801	9.0
Total	**200,743**	**(1.4)**	**2,03,676**	**3.1**	**1,71,232**	**5.2**	**7,86,177**	**23.4**	**6,37,336**	**6.7**
Revenue – ($ million)										
Onsite	768.00	0.6	763.68	3.7	592.04	4.7	2,908.78	32.0	2,203.02	1.5
Offshore	658.84	1.6	648.68	6.2	558.41	2.4	2,496.16	18.7	2,102.32	3.4
Total	**1426.84**	**1.0**	**1,412.36**	**4.8**	**1,150.45**	**3.6**	**5,404.95**	**25.5**	**4,305.34**	**2.4**

Employee Metrics

	Quarter ended			Year Ended	
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010	Mar 31, 2011	Mar 31, 2010
Total employees	1,30,820	1,27,779	1,13,796	1,30,820	1,13,796
S/W professionals	1,23,811	1,21,144	1,06,864	1,23,811	1,06,864
Billable	1,09,026	1,03,617	93,254	1,09,026	93,254
Banking product group	6,220	5,721	4,730	6,220	4,730
Trainees	8,565	11,806	8,880	8,565	8,880
Sales & Support	7,009	6,635	6,932	7,009	6,932
Gross addition	8,930	11,067	9,313	43,120	27,639
Of which lateral addition	3,591	5,212	2,041	15,883	4,895
Attrition	5,889	5,756	5,399	26,096	18,693
Net addition	3,041	5,311	3,914	17,024	8,946
Attrition % (LTM)*	17.0%	17.5%	13.4%	17.0%	13.4%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

Total employees	Quarter ended			Year Ended	
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010	Mar 31, 2011	Mar 31, 2010
Infosys BPO Limited – consolidated	18,113	17,978	17,932	18,113	17,932
Infosys Technologies (Australia) Pty. Limited.	514	509	362	514	362
Infosys Technologies (China) Company Limited	2,765	2,755	1,765	2,765	1,765
Infosys Consulting, Inc. – consolidated	712	679	594	712	594
Infosys Technologies, S.De R.L. De C. V., Mexico	521	473	346	521	346
Infosys Technologies (Sweden) AB	13	13	20	13	20
Infosys Tecnologia DO Brasil LTDA	173	165	89	173	89

Infrastructure (as on Mar 31, 2011)

	Completed		Work in progress		Land acquired during the year. (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	42,94,728	28,905	–	–	258.57
Bhubaneswar	8,79,721	4,018	–	–	–
Chandigarh	12,26,033	6,089	–	–	–
Chennai	30,70,248	19,872	12,48,190	7,554	–
Gurgaon	75,406	978	52,860	170	–
Hyderabad	22,62,694	12,282	17,91,284	5,550	–
Jaipur	4,52,139	4,337	–	–	–
Mangalore	8,31,192	4,682	6,13,702	2,500	8.50
Mysore (including ILI)*	89,28,195	8,619	17,32,534	3,750	–
Pune	46,24,170	24,314	12,70,101	13,697	–
Thiruvananthapuram	4,15,625	3,131	15,52,767	6,475	–
Delhi	–	–	–	–	0.21
Global Centers	6,02,518	5,770	–	–	–
Total	**2,76,62,669**	**1,22,997**	**82,61,438**	**39,696**	**267.28**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year Ended	
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010	Mar 31, 2011	Mar 31, 2010
Period closing rate	44.60	44.71	44.90	44.60	44.90
Period average rate	45.25	44.83	45.91	45.54	47.44

Performance as Against Guidance – IFRS

For quarter ending Mar 31, 2011	Guidance	Actual
Revenue (₹ crore)	7,157 – 7,230	7,250
EPS (₹)	31.06 – 31.28	31.82
For year ending Mar 31, 2011	Guidance	Actual
Revenue (₹ crore)	27,408 – 27,481	27,501
EPS (₹)	118.68 – 118.90	119.45

Performance as Against Guidance – IFRS

For quarter ending Mar 31, 2011	Guidance	Guidance restated for constant currency	Actual
Revenue (US $ million)	1,601 – 1,617	1,606 – 1,622	1,602
Basic EPADS (US $)	0.69 – 0.70		0.70

For year ending Mar 31, 2011	Guidance	Actual
Revenue (US $ million)	6,040 – 6,055	6,041
Basic EPADS (US $)	2.60 – 2.61	2.62

Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter	Average rate for the year
GBP	1.55	1.60	1.55
EURO	1.34	1.37	1.32
AUD	1.02	1.00	0.94

Subsidiaries Performance (US $ Mn) – Standalone financial statements

	Quarter ended				Year ended			
	Mar 31, 2011		Mar 31, 2010		Mar 31, 2011		Mar 31, 2010	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	81.68	14.16	80.67	12.67	323.06	43.16	293.38	50.75
Infosys Technologies (Australia) Pty. Limited	57.87	2.50	40.89	2.21	216.30	18.34	150.40	9.79
Infosys Consulting, Inc. – consolidated	47.05	1.49	35.90	23.74	186.39	17.67	98.65	23.26
Infosys Technologies (China) Company Limited	22.07	1.69	14.05	1.78	78.98	8.73	47.88	9.23
Infosys Technologies, S.de R.L. de C V., Mexico	5.67	0.02	3.71	(0.68)	21.75	(0.20)	14.86	(0.10)
Infosys Technologies (Sweden) AB	0.57	0.06	0.62	0.02	2.49	0.13	2.22	0.07
Infosys Tecnologia DO Brasil LTDA	5.07	0.93	1.20	(0.67)	11.23	(1.86)	1.78	(1.61)
Infosys Public Services Inc	–	(0.29)	–	(0.03)	–	(0.31)	–	(0.03)
Infosys Technologies (Shanghai) Co Ltd*	–	(0.01)	–	–	–	(0.01)	–	–

* Infosys Technologies (Shanghai) Co Ltd was incorporated on 21st February 2011.

Constant Currency Reporting

Reported revenues	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11	Q4 11
Revenue ($ mn)	1,122	1,154	1,232	1,296	1,358	1,496	1,585	1,602
Sequential growth %	0.1	2.8	6.8	5.2	4.8	10.2	6.0	1.1
YoY growth %	(2.9)	(5.1)	5.2	15.6	21.0	29.6	28.7	23.6

Constant currency – Q o Q	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11	Q4 11
Revenue ($ mn)	1,100	1,136	1,221	1,307	1,374	1,485	1,566	1,597
Sequential growth (%)	(1.9)	1.2	5.8	6.1	6.0	9.3	4.7	0.8

Constant currency – Y o Y	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11	Q4 11
Revenue ($ mn)	1,186	1,177	1,194	1,253	1,354	1,501	1,588	1,585
YoY growth (%)	2.6	(3.2)	1.9	11.8	20.7	30.1	28.9	22.3

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11	Q2 11	Q3 11	Q4 11	FY 11
AUD	0.76	0.83	0.91	0.90	0.85	0.88	0.90	0.99	1.00	0.94
EURO	1.36	1.43	1.48	1.39	1.41	1.27	1.29	1.36	1.37	1.32
GBP	1.55	1.64	1.64	1.56	1.60	1.49	1.55	1.58	1.60	1.55

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11	Q2 11	Q3 11	Q4 11	FY 11
AUD	5.1	5.9	6.3	5.9	5.8	5.7	6.5	6.7	7.0	6.5
EURO	7.8	7.3	6.6	6.2	6.9	6.0	6.7	7.3	7.4	6.9
GBP	10.0	9.7	8.4	8.7	9.2	6.8	7.0	7.4	7.4	7.2

Q4 2011

Geographical segment – growth

North America declined by 0.5% sequentially; and 0.5% in constant currency.

Europe grew by 2.4 % sequentially; and 1.6 % in constant currency.

Rest of the world grew by 3.3 % sequentially; and 2.1 % in constant currency.

Industry segment – growth

BFSI declined by 0.3% sequentially; and 0.7% in constant currency.

Manufacturing grew by 5.3 % sequentially; and 5.0 % in constant currency.

Retail grew by 1.3 % sequentially; and 1.0 % in constant currency.

Telecom declined by 4.0 % sequentially; and 4.8 % in constant currency.

Others grew by 3.0 % sequentially; and 2.8 % in constant currency

Q3 2011

Geographical segment – growth

North America grew by 4.3 % sequentially; and 4.2 % in constant currency.

Europe grew by 6.3 % sequentially; and 3.7 % in constant currency.

Rest of the world grew by 16.1 % sequentially; and 9.7 % in constant currency.

Industry segment – growth

BFSI grew 8.3 % sequentially; and 7.1 % in constant currency.

Manufacturing grew by 9.8 % sequentially; and 8.6 % in constant currency.

Retail grew by 6.6 % sequentially; and 5.8 % in constant currency.

Telecom declined by 0.8% sequentially; and 3.9 % in constant currency.

Others grew by 2.0 % sequentially; and 1.3 % in constant currency